VIA EDGAR

September 18, 2009

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 27, 2009
File No. 001-34018

Dear Mr. Hiller:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”) we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 31, 2009, with respect to Gran Tierra’s Form 10-K listed above (the “Comments”).  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements

Note 3 – Business Combinations, page 90

1.           We note your disclosures indicate that upon closing of the acquisition of Solana Resources Limited, Gran Tierra security holders owned approximately 51% of the combined company on a diluted basis.  Please tell us how you have computed this ownership percentage and submit a schedule which provides details of your calculation.

Response:

Pursuant to the terms of the arrangement agreement between Gran Tierra and Solana Resources Limited (“Solana”) which was announced July 29, 2008, each Solana shareholder received either (i) 0.9527918 of a common share of Gran Tierra or (ii) 0.9527918 of a common share of Gran Tierra Exchangeco, Inc., a Canadian subsidiary of Gran Tierra (an "Exchangeable Share") for each common share of Solana held. The Exchangeable Shares: (i) have the same voting rights, dividend entitlements and other attributes as Gran Tierra common stock; (ii) are exchangeable, at each shareholder's option, on a one-for-one basis, into Gran Tierra common stock; and (iii) are listed on the Toronto Stock Exchange. Exhibit A contains the details of our calculation reflecting that Gran Tierra security holders owned approximately 51% of the combined company on a diluted basis.  As reflected on Exhibit A, on November 14, 2009, the total number of shares of Gran Tierra common stock, on a diluted basis, for the combined company equaled 265,127,815 shares.  Gran Tierra security holders held 50.9% consisting of 104,611,399 of common stock outstanding, 10,984,129 shares of exchangeable shares, 13,618,512 in-the-money warrants and 5,680,001 outstanding stock options.  Former Solana stockholders held 48.4% consisting of 51,516,332 shares of Gran Tierra common stock, 69,104,635 Exchangeable Shares, 7,145,938 roll over warrants (held by certain directors/executive officers of Solana) and 466,869 replacement stock options to former employees of Solana who became employees of Gran Tierra or one of its subsidiaries.  Finally, Crosby Capital LLC held 0.8% consisting of 2,000,000 shares of Gran Tierra common stock issued upon the consummation of the arrangement agreement.

300, 611-10th Avenue SW, Calgary, Alberta, Canada	(403) 265-3221 Fax (403) 265-3242	www.grantierra.com

2.           We note under the terms of the agreement with Solana Resources Limited, you issued warrants and options that have exercise prices denominated in Canadian dollars.  Further, we note on page 84, your disclosure indicating you have designated the U.S. dollar as your functional currency.  Please tell us how you have considered the guidance in paragraph 33, footnote 19 and paragraph B129 of SFAS 123R in determining these share-based payments are appropriately classified and accounted for as equity rather than as liabilities.  Additionally, please tell us whether you maintain any other options whose exercise prices are denominated in currencies other than U.S. dollars.

Response:

Upon closing of the arrangement agreement with Solana, 7,500,000 outstanding warrants of Solana held by two individuals, one an officer and director of Solana and the other one a director of Solana, became exercisable for Gran Tierra common shares. The warrants’ exercise prices remain denominated in Canadian dollars, the same currency as both of the above warrant holders were remunerated in their capacities with Solana. Consequently, consistent with SFAS 123(R), paragraph 33, footnote 19 and paragraph B129,1 the warrants are appropriately classified as equity.

No Solana stock options remained after the closing of the arrangement agreement. Unexercised Solana stock options as of the closing of the arrangement agreement were cancelled either in exchange for Gran Tierra stock or Gran Tierra stock options with exercise prices denominated in U.S. dollars.  Consequently, the options granted are appropriately classified as equity.

1 SFAS 123(R), Share-based Payment (“SFAS 123(R)”), paragraph 33, footnote 19 states the following:
For this purpose, an award of equity share options granted to an employee of an entity’s foreign operation that provides for a fixed exercise price denominated either in the foreign operation’s functional currency or in the currency in which the employee’s pay is denominated shall not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award is not required to be classified as a liability if it otherwise qualifies as equity. For example, equity share options with an exercise price denominated in Euros granted to employees of a U.S. entity’s foreign operation whose functional currency is the Euro are not required to be classified as liabilities if those options otherwise qualify as equity. In addition, such options are not required to be classified as liabilities even if the functional currency of the foreign operation is the U.S. dollar, provided that the employees to whom the options are granted are paid in Euros.
SFAS 123(R) paragraph B129 provides the background for the above guidance and adds the following:
In this example, however, options with an exercise price denominated in, for instance, the British pound would be required to be classified as liabilities.

We do not maintain any stock options or warrants other than those noted above with exercise prices denominated in a currency other than our functional currency.

Note 6 – Share Capital, page 98

3.           We note in 2007 that you modified the terms of the warrants issued in the 2006 Offering and recorded $8.6 million of liquidated damages representing the change in the fair value of the warrants.  You disclose that you determined the revised fair value of the warrants using a Black-Scholes warrant pricing model based on a 25% volatility rate which you describe as a “typical volatility rate used to value this type of security”.  Please explain how you determined that a 25% volatility rate was “typical,” and tell us why you believe this rate is a better estimate than your historical volatility rate in computing the fair value of these warrants.

Response:

We advise the Staff that the 25% volatility rate disclosed was the volatility rate we and certain major warrant holders from the 2006 Offering (the “Major Holders”) used in June 2007 to determine the fair value of the changes we made to the terms of the warrants in lieu of a cash payment to the warrant holders for liquidated damages.2

a) In our discussions with the Major Holders in the 2006 Offering, we agreed to amend the terms of the warrants in lieu of a cash payment to the warrant holders of US$8.6 million for liquidated damages as originally contemplated in the Registration Rights Agreements. We agreed to lower the exercise price of the warrants from $1.75 to $1.05 and extend the term of the warrants by one year to June 2012.

b) In the process of determining the appropriate volatility to use in the calculation of the fair value of the amendment to the terms of the warrants, we conferred with the Major Holders and were advised that they value warrants on a mark-to-market basis regularly. For those warrants that are not publicly traded and which have a long expected life, similar to the Gran Tierra warrants, they typically use a volatility rate in and around 25%.

c) We determined, after discussions with the investors, that the fair value of the amendment to the terms of the warrants should be equivalent to the $8.6 million of liquidated damages owed by Gran Tierra pursuant to the Registration Rights Agreements.  We used a Black-Scholes option pricing model and an assumed volatility of 25% in determining the required amendment to the terms of the warrants that would result in a change in fair value equivalent to $8.6 million.

2 Gran Tierra sold an aggregate of 50,000,000 units of Gran Tierra’s securities at a price of $1.50 per unit in a private offering for gross proceeds of $75 million, pursuant to three separate Securities Purchase Agreements, dated June 20, 2006, and one Securities Purchase Agreement, dated June 30, 2006 (collectively, the “2006 Offering”).  Each unit comprised one share of Gran Tierra’s common stock and one warrant to purchase one-half of a share of Gran Tierra’s common stock at an exercise price of $1.75 for a period of five years, resulting in the issuance of 50,000,000 shares of Gran Tierra’s common stock and warrants to purchase 25,000,000 shares of Gran Tierra’s common stock. In connection with the issuance of these securities,  Gran Tierra entered into four separate registration rights agreements (the “Registration Rights Agreements”) with the investors pursuant to which Gran Tierra agreed to register for resale the shares (and shares issuable pursuant to the warrants) issued to the investors in the offering by November 17, 2006 (the “Mandatory Effective Date”).  The registration statement filed on December 7, 2006, as amended, was not declared effective by the Securities and Exchange Commission until May 14, 2007.

For accounting purposes, the fair value of the amendment to the warrants was determined in accordance with SFAS 123(R), paragraph 7, which states:

If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction.

The fair value of the amendment to the warrants, using the Black-Scholes option pricing model with a volatility rate of 100% (which is similar to the volatility rate we used for determining the fair value of stock options granted), was $4.3 million.  This fair value of $4.3 million must then be compared to the fair value of the goods and services received as a result of the amendment of the warrants, namely the $8.6 million of value given in lieu of the cash liquidated damages otherwise contractually payable if the warrants were not amended.  As a result, Gran Tierra appropriately recorded the $8.6 million as a more reliable measure of the fair value of the amended warrants as this amount is contractually supported by the Registration Rights Agreements and consistent with paragraph 7 of SFAS 123(R).

In future filings in which we discuss the amendment of the warrants, we will clarify the disclosure to reflect the discussion above as follows:

Gran Tierra sold an aggregate of 50,000,000 units of Gran Tierra’s securities at a price of $1.50 per unit in a private offering for gross proceeds of $75 million, pursuant to three separate Securities Purchase Agreements, dated June 20, 2006, and one Securities Purchase Agreement, dated June 30, 2006 (collectively, the “2006 Offering”).  Each unit comprised one share of Gran Tierra’s common stock and one warrant to purchase one-half of a share of Gran Tierra’s common stock at an exercise price of $1.75 for a period of five years, resulting in the issuance of 50,000,000 shares of Gran Tierra’s common stock and warrants to purchase 25,000,000 shares of Gran Tierra’s common stock. In connection with the issuance of these securities, Gran Tierra entered into four separate registration rights agreements (the “Registration Rights Agreements”) with the investors pursuant to which Gran Tierra agreed to register for resale the shares (and shares issuable pursuant to the warrants) issued to the investors in the offering by November 17, 2006 (the “Mandatory Effective Date”).  The registration statement was declared effective by the Securities and Exchange Commission on May 14, 2007.  As a result, the Company accrued U.S.$8.6 million in liquidated damages.

On June 27, 2007, under the terms of the Registration Rights Agreements, the Company obtained a sufficient number of consents from the signatories to the Registration Rights Agreements waiving Gran Tierra’s obligation to pay in cash the accrued liquidated damages.  In lieu of making a cash payment, the Company agreed to amend the terms of the warrants issued in the 2006 Offering by reducing the exercise price of the warrants to $1.05 and extending the life of the warrants by one year.  The revision in the fair value of the warrants resulting from the amendment to the terms of the warrants amounted to $8.6 million (equivalent to the amount of the liquidated damages) and has been reflected on the consolidated balance sheet as an increase to the warrants included in shareholders’ equity and a settlement of the liability for liquidated damages.  In calculating the revision in the fair value of the warrants, Gran Tierra determined that the $8.6 million obligation for payment of liquidated damages under the Registration Rights Agreements was a more reliable measure than the lower fair value obtained using a Black-Scholes option pricing model.  The $8.6 million of liquidated damages has been recorded as an expense in the consolidated statement of operations in the amounts of $7.37 million for the year ended December 31, 2007, and $1.26 million in the fourth quarter of 2006, with a corresponding liability recorded on the consolidated balance sheet.

* * * *

In addition, Gran Tierra Energy Inc. acknowledges:

•	Gran Tierra is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gran Tierra may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (403) 265-3221, ext. 230, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Gran Tierra Energy Inc.

By:	/s/ Martin Eden
Martin Eden
Chief Financial Officer

cc:	Dana Coffield – Chief Executive Officer and President

Exhibit A

Gran Tierra Energy Inc.
Analysis of Resulting Ownership Interests after Closing of Agreement
To Identify Acquirer

Gran Tierra Energy Inc.

	14-Nov-08%
Common Shares Issued	104,611,399
Exchangeable Shares Issued	10,984,129
Warrants(*)	13,618,512
Stock Options(**)	5,680,001
	134,894,041	50.9%

Solana Resources Limited

Common Shares Issued	51,516,332
Exchangeable Shares Issued	69,104,635
Rollover Warrants of Solana Directors/Officers
Equivalent in Gran Tierra Common Shares (***)	7,145,938
Stock Options Issued	466,869
	128,233,774	48.3%

Crosby Capital LLC - Related Gran Tierra Common Shares Issued Upon the Arrangement	2,000,000	0.8%

Total Dilutive Capital	265,127,815	100.0%

(*) All GTE Warrants were in the money and exercisable at November 14, 2008
(**) 5,530,001 Stock options were in the money at November 14, 2008. Upon closing of the Agreement on November 14, 2008, 3.2 million options were vested and an additional 1.4 million options were vesting within a year of such closing date. All pre-Agreement Gran Tierra outstanding options were included for the purpose of determining the acquirer. If vested options at June 30, 2008 were only counted for purposes of this calculation, Gran Tierra would still be identified as the acquirer with a 50.5 % interest in the combined entity.

(***) 7,500,000 Solana Rollover Warrants were in the money and exercisable.